

VIA FACSIMILE AND U.S. MAIL

January 7, 2009

Michael A. Puglisi
Chief Financial Officer
The Blackstone Group L.P.
345 Park Avenue
New York, New York 10154

      RE: The Blackstone Group L.P.
              Form 10-K for Fiscal Year Ended December 31, 2007
              Forms 10-Q for Fiscal Quarters Ended March 31, 2008, June 30, 2008
              and September 30, 2008
              File No. 1-33551

Dear Mr. Puglisi:

We have reviewed your response letter dated December 5, 2008 and have the following comments. Where indicated, we think you should revise your disclosures in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the phone numbers listed below.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings.

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 53

General

2. We have read your response to comment three from our letter dated October 31,
    2008. You indicate that you will disclose the activity between the beginning and
    ending balances of assets under management as shown in Appendix A. With
    regards to outflows/redemptions, please disclose how much notice you require for
    an investor to request a redemption. Please also quantify to the extent possible,
    information regarding any known changes in assets under management occurring
    subsequent to your latest balance sheet date but prior to the date of your filings,
    such as known redemptions and/ or notices of expected redemptions. Your
    disclosures should clearly reflect any known trends in redemptions or notice of
    expected redemptions within MD&A.

Critical Accounting Policies, page 76

Investments, at Fair Value, page 77

3. We have read your response to comment nine from our letter dated October 31,
    2008. You indicate in Exhibit D that the determination of fair value involves a
    significant degree of management's judgment taking into consideration a
    combination of internal and external factors, including the appropriate risk
    adjustments for non-performance and liquidity risks. To the extent material to
    your own facts and circumstances, please expand your disclosure to provide the
    following:
    * The criteria you used to determine whether the market for a financial
      instrument is active or inactive (i.e., illiquid); and
    * Differentiate, if applicable, between your methods for determining fair value
      for illiquid instruments as compared to investments without observable market
      prices. To the extent applicable, please describe which financial instruments
      are affected by the lack of market liquidity (i.e. inactivity), how the lack of
      liquidity impacted the valuation technique you used, and how you factored
      illiquidity into your fair value determination of those financial instruments.
      For example, to the extent you used a discounted cash flow approach to
      determine the fair value of a financial instrument, such as auction rate
      securities, loans held for sale, or mortgage-backed securities backed by
      subprime or Alt-A collateral, consider discussing the specific change in the
      discount rate or any other analysis you performed to account for the lack of
      liquidity and discuss how and why you changed your assumptions from prior
      periods.

Financial Statements

10. Income Taxes, page 110

4. We have read your response to comment 13 from our letter dated October 31, 2008 in which you explain the factors considered in determining that no deferred tax valuation allowance was necessary as of December 31, 2007. To the extent that you have significant deferred tax assets, GAAP losses, and little or no valuation allowance in future periods, please confirm that you will revise your filing to describe how you determined that no valuation allowance was necessary on your deferred tax assets as of each period end.

FORM 10-Q FOR THE QUARTERLY PERIOD ENDED SEPTEMBER 30, 2008

General

5. Please address the above comments in your interim filings as well.

Liquidity and Capital Resources, page 50

6. On page 51, the subtotal in your reconciliation of Net Cash Provided by (Used In) Operating Activities presented on a GAAP basis to Adjusted Cash Flow from Operations also represents a non-GAAP measure. Please remove this subtotal from your reconciliation or provide the disclosures required by Item 10(e) of Regulation S-K.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Andy Schoeffler, Staff Attorney, at (202) 551-3748 or, in his absence, Pamela Long, Assistant Director, at (202) 551-3760 if you have any questions regarding legal matters. Please contact Ernest Greene, Staff Accountant, at (202) 551-3733 or, in his absence, Lisa Haynes, Staff Accountant, at (202) 551-3424 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief